Exhibit 2.6

Stocks Undertaking Agreement

Ecoss, Inc.. (Hereafter, it is said, "KOU") and Chihiro Tsuyuki (Hereafter, it is said, "OTSU") conclude the stocks undertaking contract of the as follows undertaking of OTSU of the recruitment stocks that the KOU issues.

1.After the recruitment matter and various articles that it takes March 28 the matter of the description of the certificate of incorporation of the KOU described in the following and June 28, 2006 of the KOU the fixed general meeting and 2007 of holding, to the recruitment stocks based on the resolution of Managing Board of holding are approved, OTSU is assumed to be the one to undertake the following recruitment stocks.

Number of undertaken recruitment stocks	Ecoss, Inc.. Common stock 1,000 stocks

Note

1.Company's name	Ecoss, Inc.
2.The stocks total that can be issued	150,000 stocks
3.It concerns the restriction of transfer of the stocks. Matter	The stockholder or those who acquire it should receive the approval of Managing Board about the transfer or the acquisition of this corporation's stock.
4.Recruitment matter
1) Number of recruitment stocks	Ecoss, Inc. Common stock 6,000 stocks
2) Amount paid of the recruitment stocks	It is a money 50,000 yen a stock.
3) Matter concerning investment in kind

Content and price of actual thing investment property

a)

Claim takes to money 50 million yen of our loan 53 million yen from Chihiro Tsuyuki described in attached paper "Supplementary ledger"

The price money 50 million yen

b)

Claim takes to money 250 million yen of our loan 259,303,530 yen from EFC, Inc. described in attached paper "Supplementary ledger"

It is sequentially assumed to the money 250 million yen full from the one with an old date of the borrowing as an allotment method.

The price money 250 million yen

4) Supply date	Friday, March 30, 2007

5) The increasing capital and capital Matter concerning this reserve fund	Amount of the capital in which i is increased Money 150 million yen Amount of capital reserve that increases ii Money 150 million yen

1.OTSU is assumed to be the one to supply the actual thing investment property that corresponds to the full amount of the amount paid of the recruitment stocks that OTSU will undertake by the supply date.

One this book is made respectively to prove the conclusion of this contract, the KOU on the difference sign and stamp has the original, and OTSU has the copy.

March 28, 2007

(KOU)The 14th a chome on Tokyo Shibuya Ward road redish black slope No.6

Ecoss, Inc.

President and Representative Director Chihiro Tsuyuki

(OTSU)2 chome at Tokyo Setagaya Ward 3 hotel27th No.31

Chihiro Tsuyuki